Rajiv Gupta
Direct Dial: 65.6437.5467
rajiv.gupta@lw.com

LATHAM&WATKINS LLP

9 Raffles Place
#42-02 Republic Plaza
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Tel: +65.6536.1161 Fax: +65.6536.1171
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March 30, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Reynolds, Assistant Director
GeorgeK. Schuler, Mining Engineer

Re: **VedantaLimited**
Form20-F for the year ended March 31, 2015
FiledAugust 14, 2015 ("Form 20-F")
(FileNo. 001-33175)

Ladies and Gentlemen:

On behalf of Vedanta Limited, a corporation incorporated under the laws of the Republic of India (the "**Company**"), set forth below are the Company's responses to the Staff's comments contained in Mr. John Reynolds letter dated February 29, 2016 regarding the Staff's review of the Company's filing. For the Staff's convenience, the Staff's comments are set forth in italics before each response.

Zinc Business, page 67

1. We note your disclosure of a rock phosphate mine in this section and elsewhere in your filing. Please disclose your rock phosphate and describe your rock phosphate mining operations in your future filings.

RESPONSE:

The Company respectfully submits that the Company's rock phosphate mine, the Maton mine, situated in Udaipur has insignificant operations. As of March 31, 2015, the Maton mine had probable rock phosphate reserves of 3.63 million tons. The reserves are of poor quality with an average grade of 21.22%. In fiscal year 2015, 0.14 million tons of ore was produced at the Maton mine and from the period April 1, 2015 to November 1, 2015 (after which the mining operations were suspended), 0.54 million tons of ore was produced at the Maton mine. The Maton mine contributed approximately 0.02% to Vedanta Limited's total consolidated revenue for fiscal year 2015, and contributed 0.05% to Vedanta Limited's total consolidated revenue for the period ended December 31, 2015. The carrying value for the Maton mine is insignificant ($0.35 million) and the recoverable value is higher than the carrying value for both periods. The Maton mine has been operated inconsistently from time to time and since November 1, 2015 all mining activities have been suspended due to the lack of economic viability of the mine.

LATHAM&WATKINSLLP

The Company respectfully submits to the Staff that it does not believe that contributions from the Maton mine are material to its past, current or anticipated future operations or to investors and accordingly, no disclosure on the rock phosphate mine should be required.

BALCO, page 135

2. Proven and probable reserves are disclosed for your Chotia and Gare Palma coal properties. Please forward to our engineer as supplemental information, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

- _Property and geologic maps_

- _Description of your sampling and assaying procedures_

- _Drill-hole maps showing drill intercepts_

- _Representative geologic cross-sections and drill logs_

- _Description and examples of your cut-off calculation procedures_

- _Cutoff grades used for each category of your reserves and resources_

- _Justifications for the drill hole spacing used to classify and segregate proven and probable reserves_

- _A detailed description of your procedures for estimating reserves_

- _Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses_

- _A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule._

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

March 30, 2016
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RESPONSE:

As requested, the Company has enclosed for review by Staff's engineers as supplemental information and not as part of its filing, a DVD that contains the documents listed at Annex A hereto (the "**Provided Documents**"), which establish the legal, technical and economic feasibility of the materials designated as reserves for the Chotia and Gare Palma coal blocks in the Form 20-F. As described in greater detail in Annex A, the Provided Documents include, among other things, engineering and geological reports, reserves statistics, and feasibility studies.

In accordance with Rule 12b-4 of the Exchange Act, the Company requests the return of all supplemental material enclosed herewith and has enclosed a pre-paid, pre-addressed shipping label to facilitate the return of such supplemental information to Alex Cohen at Latham & Watkins LLP, 555 Eleventh Street, NW, Suite 1000, Washington, DC 20004-1304.

Background/History

In September 2014, the Supreme Court of India canceled all the coal blocks that had been awarded by the Ministry of Coal between 1992 and 2012 to all companies in India. Consequently, in February 2015, the Government of India ("GoI') conducted an auction to award mining rights to successful bidders for all such coal blocks. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia coal block ("Chotia) and was the highest bidder for the Gare Palma IV/1 coal block ("Gare Palma"). The Chotia coal block was acquired to support BALCO's captive power plants. As described below, the Company has not been able to commence mine development activities as the matter is pending before the Delhi High Court. The Chotia and Gare Palma coal mines are expected to cover 90% of BALCO's coal requirements for captive power generation.

The status of the coal block allocations and their ore reserve estimates are set forth below. The Company respectfully advises the Staff that for the purpose of disclosure of reserves in its Form 20-F for the period ended March 31, 2015, the Company relied on the ore reserves estimates provided by the Ministry of Coal for these coal block allocations. During the auction process for the coal blocks, the GoI provided the Company, as part of the bid documentation package, materials to establish the economic feasibility of the coal blocks which had been prepared by the prior operator of the Chotia and Gare Palma coal blocks under the guidance and supervision of the Central Mine Planning & Design Institute Limited ("CMPDI"), a highly recognized GoI enterprise providing consultancy and support for mineral exploration, mining, infrastructure engineering, environmental management, and management systems, especially in the mineral, mining and allied sectors, both within and outside the coal industry in India. The Company relied upon such bid documentation materials for the purpose of providing the reserve information in the Form 20-F.

The Company appointed DMT Consulting (P) Limited, a branch of DMT GmbH & Co. KG, ("DMT") in April 2015 as its independent mining consultants to conduct a reserve estimate evaluation for the Chotia coal block. DMT reconfirmed the reserve estimates provided by the GoI with insignificant variations. The report provided by DMT is provided and listed at Annex A hereto in the Provided Documents and the reserve estimates referenced below to the Chotia coal block are based on the DMT report.

March 30, 2016
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Chotia coal mine

As of March 31, 2015, the total reserves at the Chotia block are 17.79 million tons with the annual production capacity of one million tons. The table in Appendix I sets forth the mine reserve chronology for the Chotia coal mine. The mining lease for the Chotia block was signed in early October 2015 for a term of 20 years and operations have since commenced. Since commencing operations in November 2015, the Company has produced approximately 0.07 million tons as of February 29, 2016.

The Company respectfully advises the Staff that there was a typographical error in the total reserves reported for the Chotia coal block in the Form 20-F of 15.5 million tons. The correct number of total reserves at the time of filing the Form 20-F was 17.5 million tons. The Company will include the correct number of the total reserves for the Chotia coal block in its future filings.

Gare Palma coal mine

Despite being the highest bidder for Gare Palma IV/1, the GoI rejected the bid by BALCO. As disclosed in the Company's Form 6-K for the half year ended September 30, 2015 submitted to the Securities and Exchange Commission on December 24, 2015, BALCO has challenged the GoI's decision in the Delhi High Court. The matter is currently pending for final hearing. BALCO has therefore not been able to commence mine development activities as this mine has not yet been allotted to the Company. The Company respectfully advises the Staff that the Company will disclose the reserves of this mine in its future filings only after any favorable judgement is awarded on this matter.

As of March 31, 2015, the total reserves at the Gare Palma block are 43.56 million tons with the annual production capacity of six million tons. The table in Appendix II sets forth the mine reserve chronology for the Gare Palma coal mine. The reserve estimates provided above are based on the reserve estimates provided by the Ministry of Coal but have not been independently verified by the Company pending the outcome of the final hearing in the Delhi High Court.

If there are any technical questions relating to the mine reserves, please contact the persons named below for the respective mines at the following contact information:

Chotia coal mine

Name	Mr. Afroz
Telephone	+91 8349201165
Email	AFROZ.ALI@VEDANTA.CO.IN

Gare Palma coal mine

Name	Mr. Afroz
Telephone	+91 8349201165
Email	AFROZ.ALI@VEDANTA.CO.IN

3. In your future filings, disclose your proven and probable coal reserves separately as defined in Industry Guide 7 for each mine.

- *Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."*

- *Disclose if the coal is steam or metallurgical, if it is leased or owned, and the Btu per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.*

LATHAM&WATKINS℠

- *If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.*

- *In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."*

- *Provide totals to your tables where appropriate*

RESPONSE:

In response to the Staff's comment, the Company respectfully undertakes to disclose the requested information in its future filings including proved and probable coal reserves. The Company respectfully advises the Staff that Kcal/kg is the standard unit used in the coal industry in India to measure the Gross Calorific Value of coal instead of BTU per pound. Accordingly, the draft disclosure set forth below uses kcal/kg. Set forth below is the draft disclosure that the Company proposes to include in its future filings.

DRAFT DISCLOSURE:

"Information on Coal mining operations

The following tables contain details of our coal mining operations."

LATHAM&WATKINS LLP

March 30, 2016

The Chotia coal mine* is divided into two sub-blocks, Chotia I and Chotia II. Both of these blocks are assigned to the existing captive power facilities at our BALCO operations. The estimates provided below are based on the DMT report.

Blocks	Gross CV range (Min – Max) Kcal/kg	Sulphur (%)
Chotia-I	3565-6476	0.30-0.60 (Total)[1]
Chotia II	3967-6152	0.30 (Total)[1]

(1) Sulphur data is not available for all seams. Total is based only on available seam data.
* The extractable coal indicated is considering all losses. This number reflects the final tonnage of the mine. There is no plan of putting wash plant either at the mine site or at the plant as the coal is of high GCV. This coal, which is thermal grade coal, would be blended with low GCV coal before being fed to the Boiler.

March 30, 2016
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Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralization style	Power source	Facilities, use & condition
Chotia Coal Mine, Tehsil-Podiuprodha District-Korba, State-Chhattisgarh	Public Road

Coal transported by road to Balco Plant in Korba District

Distance between mines and Balco Plant is 73 Km | Balco-100% | MDO-Mode

Dhansar Engineering Company Private Limited | Mining Lease Granted.

Mining Lease is valid for 20 years

Lease executed on- 16th October 2015

Valid till- 15 October 2035 | Mines commenced coal production in 2006 | Open Cast and Underground

Opencast is operational since 2006

No Infrastructure is developed by prior allottee for underground hence no coal production from underground mine

Thermal Coal is mined from Barakar formation of Permian age of Gondwana Supergroup

One single Product is there which is low moisture thermal coal | Electricity is available from Rural Feeder of Chhattisgarh State Electricity Board | Site Office, Explosive Magazine, Diesel Pump, Store, Weigh Bridge, Residential Complex is available at Site |

March 30, 2016
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LATHAM&WATKINS™

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralization style	Power source	Facilities, use & condition
Gare Palma IV/1 Coal Mine*, Tehsil- Tamnar District-Raigarh, State- Chhattisgarh	Public Road	Under Litigation	Not Applicable	Under Litigation	Mines commenced coal production in 1998	Open Cast Opencast is operational since 1998 Thermal Coal is mined from Barakar formation of Permian age of Gondwana Supergroup One single Product is there which is low moisture thermal coal	Electricity is available from Jindal Power Station at Raigarh to the local substation from where power is supplied to mines	Site Office, Explosive Magazine, Diesel Pump, Store, Weigh Bridge, Sub Station, Residential Complex is available at Site

* The data for Gare Palma is based on information received from the Ministry of Coal.

March 30, 2016
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LATHAM&WATKINSLLP

4. In future filings, please clarify the coal suppliers for your power plants, specifying whether your power plants are supplied by your own coal mines or other company's coal mines and indicate the quantities of coal provided by each source.

RESPONSE:

In response to the Staff's comment, the Company respectfully undertakes to disclose the requested information in its future filings. The Company sources coal for its power plants from its own coal mines and other sources such as the GoI's coal mining companies, long-term coal supply agreements with various state governments under power purchase agreements ('PPA's) and from imports. The Company undertakes to also provide the quantities of coal provided by each source in its future filings. Set forth below is the draft disclosure that the Company proposes to include in its future filings.

DRAFT DISCLOSURE:

"We source coal from the following principal sources:

- Our Own Coal Mine – We source coal from our own coal mine which has annual coal production of [XXX] million tons and in fiscal year [20XX] produced [XXX] million tons.

- Other Sources – We source coal from other sources such as the GoI's coal mining companies, long-term coal supply agreements with various state governments under power purchase agreements ('PPA's) and from imports. In fiscal year [20XX] the total coal purchased from these other sources was [XXX] million tons.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between [XX] million to [YY] million tons."

5. Please insert a small-scale map showing the location and access to each coal property, in your future filings. See Industry Guide 7(b)(2) and Instructions to Item 4.D. of Form 20-F.

RESPONSE:

In response to the Staff's comment, the Company respectfully undertakes to disclose the requested information in its future filings. Set forth below is the draft disclosure that the Company proposes to include in its future filings.

DRAFT DISCLOSURE:

March 30, 2016
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LATHAM&WATKINS LLP

6. In future filings, please disclose your annual coal production. See Industry Guide 7(b)(5) and Instructions to Item 4.D. of Form 20-F.

RESPONSE:

In response to the Staff's comment, the Company respectfully undertakes to disclose the requested information in its future filings. As stated above, the Company will disclose the production from its Chotia coal block in its future filings and from the Gare Palma coal mine only after any favorable judgment is awarded on the matter by the Indian courts. Set forth below is the draft disclosure that the Company proposes to include in its future filings.

DRAFT DISCLOSURE:

"For the period ended March 31, 2016, coal production from our own coal mine was approximately XX million tons."

****

We have attached to this letter as Annex B, a statement from the Company as requested by the Staff.

Please contact Alex Cohen at (202) 637-2284 or the undersigned at (+65)-6437-5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta
of LATHAM & WATKINS LLP

Enclosure

cc: **Din Dayal Jalan**
       Chief Financial Officer
       Vedanta Limited

March 30, 2016
Page 13

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Annex A

List of Provided Documents provided as Supplemental Information

Supplemental Information relating to Chotia Coal Block

S.No	Particulars	Remarks	Attachments	Date
1	Property and geologic maps	Location of Coal Mine- Chotia Coal Mine Tehsil Podiuprodha, District-Korba, State- Chhattisgarh, India annexed as Annex-1 (a) Geological Plan which is a part of Geological Report containing Section lines is annexed as Annex-1(b) and 1(c) and location and access to property is annexed as Annex-10*	3 nos. Annex-1 (a) Annex-1(b) Annex-1 (c) Annex-10	PhI : July 2000 to Nov 2001 Ph II: March 2005 – Dec 2005 PhIII: Aug 2007 – Oct 2007
2	Description of sampling and assaying procedures	Chapter 3 Para 3.8 of Mine Plan covers the aspect of sampling and assaying. Annexed as Annex-2*	1 no. Annex-2	PhI : July 2000 to Nov 2001 Ph II: March 2005 – Dec 2005 PhIII: Aug 2007 – Oct 2007
3	Drill-hole maps showing drill intercepts	Geological Plan of Coal Mine shows the Drill Hole location. Annexed as Annex-1(b) & Annex-1(c)*	2 nos. Annex-1(b) Annex-1 (c)	PhI : July 2000 to Nov 2001 Ph II: March 2005 – Dec 2005 PhIII: Aug 2007 – Oct 2007
4	Representative geologic cross-sections and drill logs	Representative Geological Cross Section containing drill logs which is part of Mine Plan is annexed as Annex-4(a), Annex-4 (b) & Annex-4(c)*	3 nos. Annex-4(a) Annex-4(b) Annex-4(c)	PhI : July 2000 to Nov 2001 Ph II: March 2005 – Dec 2005 PhIII: Aug 2007 – Oct 2007
5	Description and examples of cut-off calculation procedures	Procedure of cut off grade which is a part of Mine Plan is annexed as Annex-5*	1 no. Annex-5	PhI : July 2000 to Nov 2001 Ph II: March 2005 – Dec 2005 PhIII: Aug 2007 – Oct 2007
6	Cut off grades used for each category of reserves and resources	Procedure of cut off grade which is a part of Mine Plan is annexed as Annex-5*	1 no. Annex-5	PhI : July 2000 to Nov 2001 Ph II: March 2005 – Dec 2005 PhIII: Aug 2007 – Oct 2007

March 30, 2016
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S.No	Particulars	Remarks	Attachments	Date
7	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves	Chapter 2 Para 2.4 of Mine Plan explains the total quantum of drilling done for exploration annexed as Annex-6*	1 no. Annex-6	Ph. I : July 2000 to Nov 2001 Ph. II: March 2005 – Dec 2005 Ph. III: Aug 2007 – Oct 2007
8	A detailed description of procedures for estimating reserves	Chapter 3 Para 3.15 of Mine Plan describes the procedure of estimating Reserve annexed as Annex-7 Total Extracted Reserve till 31.03.2014 is 7.44 MT annexed as Annex-7(a) Balance Extracted Reserve till 31.03.2014 is 18.49 MT annexed as Annex-7(b)*	3 nos. Annex-7 Annex-7(a) Annex-7(b)	Ph. I : July 2000 to Nov 2001 Ph. II: March 2005 – Dec 2005 Ph. III: Aug 2007 – Oct 2007
9	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses	Geological Report and Mine Plan is annexed an Annex-8*	2 nos. Annex-8	February 2010
10	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and current location on that schedule.	Environment Clearance granted by Ministry of Environment, Forest and Climate Change, Government of India and CTO-Consent to Operate issued by Chhattisgarh Environment Conservation Board, Government of Chhattisgarh is annexed as Annex-9*	1 no. Annex-9	4 June 2015 and 17 June 2015 10 July 2015 – CTO Date
11	Revised Mining Plan by DMT Consulting (P) Limited*		1 no.	February 2016

LATHAM&WATKINS LLP

Supplemental Information relating to Gare Palma IV/1 Coal Block

S.No	Particulars	Remarks	Attachments	Date
1	Property and geologic maps	Location of Coal Mine- Gare Palma IV/1 Coal Mine Tehsil Tamnar, District-Raigarh, State- Chhattisgarh, India annexed as Annex-1 (a) Geological Plan which is a part of Geological Report containing Section lines is annexed as Annex-1(b)*	2 nos. Annex-1(a) Annex-1(b)	1997 & October 2006
2	Description of sampling and assaying procedures	Chapter IV para 4.01 of Geological Report covers the aspect of sampling and assaying procedures annexed as Annex-2*	1 no. Annex-2	1997 & October 2006
3	Drill-hole maps showing drill intercepts	Geological Plan of Coal Mine shows the Drill Hole location annexed as Annex-1(b)*	1 no. Annex-1(b)	1997 & October 2006
4	Representative geologic cross-sections and drill logs	Representative Geological Cross Section containing drill log which is part of Geological Report is annexed as Annex-4*	1 no. Annex-4	1997 & October 2006
5	Description and examples of cut-off calculation procedures	Procedure of cut off grade is attached which is a part of Mine Plan annexed as Annex-5*	1 no. Annex-5	1997 & October 2006
6	Cut off grades used for each category of reserves and resources	Procedure of cut off grade is attached which is a part of Mine Plan annexed as Annex-5*	1 no. Annex-5	1997 & October 2006
7	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves	Chapter 1 Para 1.09 of GR 1997 & Chapter 1 Para 1.9-1.12 of GR 2006 explain the total quantum of drilling done for exploration annexed as Annex-6*	1 no. Annex-6	1997 & October 2006
8	A detailed description of procedures for estimating reserves	Reserve chapter VI and chapter V of Geological Report (1997 and 2006) described the procedure of estimating reserve annexed as Annex- 7(a) & 7(b) Total Extracted Reserve till 31.03.2014 is 64.595 MT annexed as Annex-7(c) Balance Extracted Reserve till 31.03.2014 is 49.565 MT annexed as Annex-7(d)*	4 nos. Annex-7(a) Annex-7(b) Annex-7(c) Annex-7(d)	1997 & October 2006

March 30, 2016
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S.No	Particulars	Remarks	Attachments	Date
9	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses	Geological Report and Mine Plan is annexed an Annex-8*	2 nos. Annex-8	May 2008
10	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.	Environment Clearance granted by Ministry of Environment, Forest and Climate Change, Government of India and CTO-Consent to Operate issued by Chhattisgarh Environment Conservation Board, Government of Chhattisgarh is annexed as Annex-9*	1 no. Annex-9	December 2005 January 2006 – CTO Date

* Confidential treatment requested

March 30, 2016
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<u>**Annex B**</u>

March 30, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention: John Reynolds, Assistant Director
               GeorgeK. Schuler, Mining Engineer

Re: **VedantaLimited**
             Form20-F for the year ended March 31, 2015
             FiledAugust 14, 2015
             (FileNo. 001-33175)

Ladies and Gentlemen:

    Vedanta Limited, a corporation incorporated under the laws of the Republic of India (the "**Company**"), in response to the Staff's request in its comment letter dated February 29, 2016 with respect to the Company's Form 20-F for the year ended March 31, 2015 filed August 14, 2015 (File No. 001-33175) (the "**Filing**"), hereby acknowledges as follows:

- The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

- The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Din Dayal Jalan

Din Dayal Jalan
Chief Financial Officer
Vedanta Limited

March 30, 2016
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Appendix I

Chotia Coal Mine Reserve Chronology

S.No	Particular	Reserve (Million Tons)	Source of Information
1	Geological Reserve (in the ground)	39.00	Table No. 4.5.1 Page No. 71 of Mine Plan
2	Extractable Reserve	23.97	Table No. 4.5.1 Page No. 71 of Mine Plan
3	Extracted till 31.03.2014	7.44	Annexure-1 given by Prior Allottee
4	Balance Extractable Reserve 31.03.14	18.49	Ministry of Coal Documents which was part of Tender
5	Maximum permissible mining capacity per annum	1	Ministry of Coal Document which was part of Tender
6	Balance Extractable Reserve 31.03.15 (Recoverable)	**17.49**	Reported in 20F

March 30, 2016
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Appendix II

	Gare Palma Coal Mine Reserve Chronology		
S.No	Particular	Reserve (Million Tons)	Source of Information
1	Geological Reserve (in the ground)	158.839	Page-3-8, 3-9 of Mine Plan
2	Extractable Reserve	114.16	Page-3-8, 3-9 of Mine Plan
3	Extracted till 31.03.2014	64.595	Ministry of Coal Document which was part of Tender
4	Balance Extractable Reserve 31.03.14	49.565	Ministry of Coal Document which was part of Tender
5	Maximum permissible mining capacity per annum	6	Ministry of Coal Document which was part of Tender
6	Balance Extractable Reserve 31.03.15 (Recoverable)	**43.565**	